Exhibit 99.1

Newater Technology, Inc. Announces Half Year 2019 Unaudited Financial Results

Yantai, China, December 20, 2019 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, “we”, “our” or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced its unaudited financial results for the half-year ended June 30, 2019.

Six Months Ended June 30, 2019 Financial Highlights (all comparisons to the six months ended June 30, 2018 unless noted)

●	Revenues decreased by 67.05% from $26.48 million to $8.73 million, which resulted from: 1) Greater salesforce and research and development (“R&D”) resource allocation into new target markets, due to the company shifting its focus towards coal mine wastewater and municipal wastewater projects; 2) in 2018, the revenue was contributed by certain projects that did not continue in 2019.

●	Cost of revenues decreased by 64.91% from $12.83 million to $4.50 million due to the 67.05% decline of revenues.

●	Gross profit decreased by 69.06% to $4.22 million compared to $13.65 million for the same period in 2018, while the gross profit margin was 48.39%, compared to 51.54% for the same period in 2018.

●	Operation costs increased by 16.16% from $4.69 million to $5.45 million, and the percentage of operation costs compared to revenue increased from 17.71% to 62.44%.

●	Operating income declined from operating income of $8.96 million to operating loss of $1.23 million, due to the decrease in total revenue and increase in R&D expenses.

“We are working towards meeting our operational goals for 2019,” commented Mr. Yuebiao Li, the Company’s Chairman and Chief Executive Officer, “We remain committed to research and development of DTRO technology as well as expanding the application of DTRO technology in new markets such as zero-discharge treatment technology on coal mine wastewater, we believe we will soon see new revenue streams generating from those markets”

Operating Results for Six Months Ended June 30, 2019

Revenues

We derive our revenues from (1) sale of products such as reverse osmosis and nano-filtration membrane equipment and wastewater treatment equipment (“product revenues”); (2) sale of wastewater treatment projects (“project revenues”); and (3) providing wastewater treatment services to landfill leachates, briny wastewater from industrial parks and coal mines (“service revenues”). Revenues consist of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

For the six months ended June 30, 2019, revenues decreased by $17.75 million, or 67.05%, to $8.73 million from $26.48 million for the same period last year. This decrease was partially caused by the decrease in the size of project sales. In addition, we began to focus on coal mine wastewater treatment projects, which we expect to begin in the near future, and may decrease our resource that we allocated to existing markets.

Our project revenues decreased significantly for the six months ended June 30, 2019. Our project revenues are recognized when our performance obligation under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer, which normally occurs (i) when customer-issued formal acceptance is obtained or (ii) the Company has demonstrated the equipment meets the agreed-upon criteria per the contract when formal acceptance is not available.

Our service revenues are recognized as the performance obligations are satisfied over time, because our customers simultaneously receive and consume benefits as the services are provided by us. Specifically, the revenues have been recognized based on the volume of wastewater purified multiplied by negotiated contract billing rates.

Cost of revenues

Cost of revenues consist primarily of (i) materials and equipment costs, (ii) compensation and related overhead expenses for personnel involved in the customization of our products, delivery, installation and maintenance and services, (iii) contractor costs, and (iv) depreciation of equipment used in operations.

Cost of revenues decreased by $8.33 million, or 64.91%, to $4.50 million for the six months ended June 30, 2019 from $12.83 million for the same period last year. As a percentage of revenues, cost of revenues was 51.61% for the six months ended June 30, 2019, compared to 48.46% for the same period last year. The decrease in cost of revenues is directly linked to the 67.05% revenue decline.

Gross profit and gross margin

Gross profit decreased significantly by $9.42 million, or 69.06%, to $4.22 million for the six months ended June 30, 2019 from $13.65 million for the same period last year. In addition, gross margin decreased to 48.39% for the six months ended June 30, 2019 from 51.54% for the same period last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) increased by $0.76 million, or 16.16%, to $5.45 million for the six months ended June 30, 2019 from $4.69 million for the same period last year. The significant increase was partially due to the increase in travelling expense, professional expense, business and entertainment expenses.

R&D expenses increased by 96.44% for the six months ended June 30, 2019 due to increased R&D investments into coal mine wastewater and municipal wastewater. Research and development expenses accounted for 47.98% of the selling, general and administrative expenses for the six months ended June 30, 2019, compared with 30.23% for the same period of 2018.

Operating income (loss) and operating margin

Income from operations declined by $10.18 million, or 113.68%, to a loss of $1.23 million for the six months ended June 30, 2019 from income of $8.96 million for the same period last year. Operating margin was negative 14.04% for the six months ended June 30, 2019, compared to positive 33.82% for the same period last year.

The significant decrease in operating income and operating margin mainly resulted from the significant decrease of revenues and increase of expenses for the six months ended June 30, 2019.

Income Taxes

Provision for income taxes was $0.06 million for the six months ended June 30, 2019, a decrease of $1.39 million, or 95.99%, from $1.45 million for the same period of last year. We were entitled to a preferential enterprise income tax (“EIT”) rate of 15% in 2018 and 2019. The standard enterprise income tax rate in China is 25%.

Net Income (loss)

Net loss was $0.98 million for the six months ended June 30, 2019, compared to net income of 7.24 million for the same period last year. Earnings per basic and diluted share was negative $0.09, and positive $0.67 for the six months ended June 30, 2019 and 2018, respectively.

Financial Conditions

As of June 30, 2019, the Company had cash of $2.68 million, compared to $2.46 million at December 31, 2018. Total working capital was $6.18 million as of June 30, 2019, compared to $9.28 million at the end of 2018.

Net cash used in operating activities was $1.10 million for the six months ended June 30, 2019, compared to net cash provided by operating activities of $4.86 million for the same period last year. Net cash used in investing activities was $1.07 million for the six months ended June 30, 2019, compared to $6.74 million for the same period last year. Net cash provided by financing activities was $0.93 million for the six months ended June 30, 2019, compared to $6.24 million for the same period of last year.

Recent Developments

On April 24, 2019, the Company established a wholly-owned subsidiary, Newater Technology America, Inc., in the United States.

On Dec 20, 2019, the Company entered into a definitive contract granting the Company to act as the Engineering, Procurement and Commissioning (“EPC”) contractor for a coal mine wastewater zero liquid discharge (“ZLD”) project. Total contract value is approximately $50 million. Detailed information of this contract will be disclosed and filed with SEC promptly.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for wastewater treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and services, and other project-related solutions to turn wastewater into valuable clean water. Newater also provides wastewater treatment services, such as landfill leachate treatment and purification services.

The Company’s products can be used across a wide spectrum of industries, including:

- Landfill Leachate	- Industrial Park Common Effluent

- Wastewater from coal mines	- Briny Wastewater

More information about the Company can be found at: www.dtnewa.com.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: 1) the expansion into the coal-mine wastewater treatment industry and expected revenue from that market; 2) the continued expansion of its research and development; and 3) its continued growth are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Zhuo Zhang CFO
Phone: +86 (535) 626-4177
Email: CFO@dtnewa.com

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$2,676,097	$2,461,501
Restricted cash, current	4,533,585	6,033,482
Accounts receivable, net	11,908,361	10,064,847
Accounts receivable - related parties	1,892,621	1,948,009
Notes receivable	342,286	6,999
Inventories	16,531,915	13,762,959
Deposit - related party	-	10,180
Deferred cost of revenue	764,497	343,090
Advance to suppliers and other current assets, net	6,637,979	4,904,290
Total current assets	45,287,341	39,535,357

Retentions receivable, non-current	345,399	344,856
Property, plant and equipment, net	20,426,881	18,753,340
Land use rights, net	2,059,603	2,078,240
Deferred tax assets	768,508	604,064
Deposit on loan agreement	932,184	436,275
Total assets	$69,819,916	$61,752,132

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,333,887	$5,353,538
Accounts payable - related parties	5,289,285	3,389,148
Loans due within one year	12,288,318	10,867,111
Advances from customers	5,823,873	2,953,595
Advances from customers - related parties	2,633,281	586,719
Income tax payables	-	732,699
Accrued expenses and other payables	5,014,989	6,375,800
Due to related party	728,268	-
Total current liabilities	39,111,901	30,258,610

Long-term loans, less current portion and unamortized debt issuance costs	4,599,906	4,449,889
Total liabilities	43,711,807	34,708,499

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized,10,809,000 shares issued and outstanding as of June 30, 2019 and December 31, 2018)	10,809	10,809
Additional paid-in capital	15,059,181	15,059,181
Statutory reserves	1,765,711	1,765,711
Retained earnings	10,400,156	11,380,149
Accumulated other comprehensive loss	(1,127,748)	(1,172,217)
Total shareholders’ equity	26,108,109	27,043,633
Total liabilities and shareholders’ equity	$69,819,916	$61,752,132

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Six Months Ended June 30,
	2019	2018
Net revenues	$4,349,931	$20,414,822
Net revenues from related parties	4,376,104	6,063,924
Total revenues	8,726,035	26,478,746
Cost of revenues	4,124,057	7,087,460
Cost of revenues from related parties	379,014	5,744,533
Total cost of revenues	4,503,071	12,831,993
Gross profit	4,222,964	13,646,753
Operating expenses:
Selling, general and administrative	5,448,482	4,690,671
Total operating expenses	5,448,482	4,690,671
Income (loss) from operations	(1,225,518)	8,956,082
Interest expense	497,800	194,663
Interest income	(16,488)	(15,816)
Government grants	(844,352)	-
Other expenses	59,554	93,177
Total other expenses (income)	(303,486)	272,024
Income (loss) before income tax provisions	(922,032)	8,684,058
Income tax provision	57,961	1,446,519
Net income (loss)	(979,993)	7,237,539
Other comprehensive income (loss)
Foreign currency translation adjustment	44,469	(568,369)
Total comprehensive income (loss)	$(935,524)	$6,669,170

Earnings (loss) per common share
Basic	$(0.09)	$0.67
Diluted	$(0.09)	$0.67

Weighted average number of common shares outstanding
Basic	10,809,000	10,809,000
Diluted	10,809,000	10,809,000

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2019	2018
Cash flows from operating activities
Net income (loss)	$(979,993)	$7,237,539
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	452,175	183,131
Deferred income taxes	(165,462)	695,967
Amortization of debt issuance costs	186,616	33,137
Loss on disposal of property, plant and equipment	36,056	17,104
Changes in assets and liabilities:
Accounts receivable, net	(1,849,692)	(7,351,322)
Accounts receivable - related parties	59,155	-
Notes receivable	(339,314)	(285,717)
Inventories	(3,628,348)	(5,905,343)
Deferred cost of revenue	(425,936)	2,104,545
Advances to suppliers and other current assets, net	(1,745,404)	(4,388,319)
Deposit - related party	10,319	-
Accounts payable	1,995,676	3,092,094
Accounts payable - related parties	1,917,626	-
Notes payable	-	(1,496,874)
Advances from customers	2,900,143	12,655,491
Advances from customers - related parties	2,070,275	-
Due to related parties	737,039	-
Income tax payables	(742,689)	(33,291)
Accrued expenses and other payables	(1,587,558)	(1,696,777)
Net cash provided by (used in) operating activities	(1,099,316)	4,861,365

Cash flows from investing activities
Purchase of property, plant and equipment	(1,172,508)	(6,560,476)
Proceeds from disposal of property, plant and equipment	106,625	19,600
Deposit on acquisition of subsidiary	-	(200,000)
Net cash used in investing activities	(1,065,883)	(6,740,876)

Cash flows from financing activities
Repayment to related party	(4,606)	-
Deposit on loan agreement	(503,939)	(471,209)
Proceeds from loans due within one year	1,196,073	1,570,697
Repayment of loans due within one year	(2,600,489)	(3,210,646)
Proceeds from long-term loans	6,376,169	8,638,834
Payment of debt issuance costs	(335,938)	(282,725)
Repayment of long-term loans	(3,195,888)	-
Net cash provided by financing activities	931,382	6,244,951

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(51,484)	(256,506)

Net change in cash, cash equivalents, and restricted cash	(1,285,301)	4,108,934
Cash, cash equivalents, and restricted cash, beginning of the period	8,494,983	10,371,765
Cash, cash equivalents, and restricted cash, end of the period	$7,209,682	$14,480,699

Supplemental cash flow information
Cash paid for interest	$538,764	$288,382
Cash paid for income taxes	$966,113	$783,843

Non-cash investing and financing activities:
Properties acquired with loans	$-	$51,833
Liabilities assumed in connection with purchase of property, equipment and plant	$216,064	$-
Operating expenses paid by related parties	$4,606	$-
Property, plant and equipment transferred from inventories	$847,956	$-

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$2,676,097	$8,755,374
Restricted cash	4,533,585	5,725,325
Total cash, cash equivalents and restricted cash	$7,209,682	$14,480,699